Höganäs

Date/Datum 8 May, 2002

Our ref./Unser Zeichen CL/bh

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

02034379

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

02 MAY 29 AM 11:5?

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

P dlw 5/29

Claes Lindqvist
President

Encl. Interim Report January – March 2002
Press Release – Annual General Meeting

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS

Executive Group +46 42 33 80 80

Höganäs

Rule 12g 3-2(b)
File No. 82-3754

Date/Datum | Our ref./Unser Zeichen
Your letter/Ihre Nachricht vom | Your ref./Ihr Zeichen

PRESS RELEASE

HÖGANÄS AB (publ)

ANNUAL GENERAL MEETING

The Annual General Meeting of Höganäs AB (publ) was held on Tuesday 7 May 2002 in the HB Hall in Höganäs.

Pursuant to the Board's proposal the Meeting approved a dividend of SEK 4.50 per share with 13 May 2002 as the date of record.

Ulf G Lindén, Claes Lindqvist, Magnus Lindstam, Bernt Magnusson, Hans Mivér, Per Molin and Jacob Palmstierna (all re-elected) were appointed full members of the Board of Directors.

Pursuant to the Board's proposal the Meeting resolved to renew the authorization for the Board to decide upon purchase and sale of the Company's own shares until the next Annual General Meeting.

Acquisitions are to be made on the Stockholm Exchange at the price quoted on the date of acquisition. According to the General Meetings resolution, the Company may at the most acquire own shares of Class B to the extent that the Company's total holding of its own shares does not at any time exceed eight percent of all the shares in the Company.

Divestments of the Company's own shares may be made with or without right of first refusal for shareholders, but not via the Stockholm Exchange. Divetments may only be made to finance corporate acquisitions or operations.

In his address to the Annual General Meeting the Company's President Claes Lindqvist stated among others that the result forecast previously given still stands, viz. the income before taxes (excluding items affecting comparabilities) is expected to be better than in 2001.

Höganäs, 7 May 2002

Claes Lindqvist
President and Chief Executive Officer

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS



Rule 12g3-2(b)

Höganäs AB

File No. 82-3754

Interim Report January - March 2002

2002

Höganäs AB (publ)

Interim Report January - March 2002

Highlights

• **Net sales**	**832 Mkr**	**+3%**
• **Operating income**	**135 Mkr**	**+4%**
• **Operating margin**	**16.2%**	**(16.0)**
• **Equity/assets ratio**	**41%**	**(47)**
• **Proposed dividend SEK**	**4.50 per share**	**(4.50)**

Market situation

Höganäs' turnover*) increased by 3% to MSEK 832 (810) during the first quarter of 2002. The weakening of the Swedish krona compared to the same quarter of the previous year corresponds to a 5% increase in the Group's turnover. Sales in North America increased substantially in the first quarter, largely as a result of increased market share.

The volume of sales (excluding semis) during the first quarter rose by 1% compared to 2001. Volume fell by 8% in Europe and by 11% in Japan. Volumes in the rest of Asia rose by 6%. Other markets recorded a volume increase of nearly 30%.

Press powders recorded an overall increase in volume of 5%. The volume sold to European markets was down by 10%, while the volume on the Japanese market was unchanged. On other Asian markets volumes rose by 14%. That figure comprised +37% in Taiwan, +13% in South Korea and -1% in China. The increase on other markets exceeded 40%.

The volume of other iron powders decreased by 9%. Deliveries to Europe were down by 2%, and to Asia (excluding Japan) by 14%. Sales of Coldstream powders increased by 8%.

Financial position

Operating income in the first quarter amounted to MSEK 135 (130).

Other operating income and expenses include a net result of zero (MSEK-19) from currency movements affecting forward contracts. The operating margin for the period was 16.2% (16.0).

The net result of the Group's financial income and expenses was MSEK -12 (-12). Cash flow before investments was MSEK 59 (10).

Income before taxes amounted to MSEK 123 (118), an increase of MSEK 5.

The equity-assets ratio amounted to 41% (47).

*) *As of 2002, bonuses to customers have been reclassified from being a cost and are booked instead as a deduction from turnover. This has reduced turnover by about MSEK 17 compared to 2001.*

Acquisition

At the end of the quarter Höganäs' stake in Höganäs India Ltd amounted to 94%. The process of deregistering the company from the stock exchange has been initiated.

Investments

Investments in fixed assets by the Group during the period amounted to MSEK 84 (200).

Financing

The Group's net debt, which amounted to MSEK 1,645 was reduced by MSEK 16 during the period. The debt-equity ratio was 90%.

Parent Company

Invoicing by the Parent Company during the first quarter amounted to MSEK 541 (523), including MSEK 252 invoiced to Group companies. Income after financial income and expenses was MSEK 145 (79). Cash & Bank at 31 March 2002 totalled MSEK 35 (28), not counting unutilized overdraft facilities. Investments totalled MSEK 26 (45).

Outlook

The forecast previously given for the whole of 2002 still stands, viz. that income before taxes (excluding items affecting comparabilities) is expected to be better than in 2001.

Höganäs, 15 April 2002

Claes Lindqvist
President and Chief Executive Officer

Volume development (tons) per application area and market

Markets	Press Powder			Other Iron Powder [3]			Coldstream Powder [4]		
	Q1	Q1[1]	12months[2]	Q1	Q1[1]	12months[2]	Q1	Q1[1]	12months[2]
Europe	25300	- 10%	- 8%	7100	- 2%	- 13%	1450	+ 10%	- 3%
Japan	7700	0%	- 5%	1600	- 43%	- 15%	80	- 15%	- 2%
Asia (excl. Japan)	11800	+14%	- 10%	3200	- 14%	- 4%	360	+ 3%	+13%
Others	12600	+ 44%	- 1%	5400	+ 2%	+ 2%	310	+ 13%	+39%
Totally	**57400**	**5%**	**- 7%**	**17300**	**- 9%**	**- 8%**	**2200**	**+ 8%**	**+ 4%**

[1] %- change compared with corresponding quarter previous year [2] %- change rolling 12-months [3] excl. semi finished powders
[4] From August 2000 Powdrex is included

Consolidated income statements, MSEK

	Jan - March 2002	Jan - March 2001	Year 2001
Net sales	**832**	810	3,245
Cost of sales	**- 577**	-562	- 2,246
Gross profit	**255**	**248**	**999**
Selling expenses	**- 47**	- 46	- 203
Administrative expenses	**- 37**	- 34	- 139
R&D expenses	**- 32**	- 27	- 115
Items affecting comparabilities	**-**	-	- 117
Other income	**10**	1	2
Other expenses	**- 14**	- 12	- 93
Operating income	**135**	**130**	**334**
Financial income	**8**	1	19
Financial expenses	**- 20**	- 13	- 58
Income before tax	**123**	**118**	**295**
Taxes	**- 36**	- 35	- 85
Minority share	**-**	- 1	- 1
Net income	**87**	**82**	**209**
Operating margin,%	**16.2**	16.0	10.3
Earnings per share, SEK (after actual tax)	**2.50**	2.40	6.00

Consolidated balance sheets, MSEK

	31 March 2002	31 Dec 2001
Intangible assets	**198**	207
Tangible assets	**2,772**	2,794
Financial assets	**93**	92
Inventory	**650**	697
Short-term receivables	**647**	540
Cash and bank	**81**	78
Total assets	**4,441**	**4,408**
Shareholders' equity	**1,823**	1,744
Minority interests	**5**	6
Interest-bearing liabilities	**1,726**	1,739
Non interest-bearing liabilities	**887**	919
Total shareholders' equity and liabilities	**4,441**	**4,408**
Equity/assets ratio	**41%**	40%

This interim report has not been subjected to scrutiny by company's auditors.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information during 2002:

- Interim report for first six months on 12 July
- Interim report for first nine months on 15 October

The Annual General Meeting will be held on 7 May.


Net sales, MSEK
3500
3000
2500
2000
1500
1000
500
0
1998
1999
2000
2001
April 2001 March 2002


Income before taxes, MSEK
700
600
500
400
300
200
100
0
1998
1999
2000*
2001
April 2001 March 2002
* Excl. sales of HC-shares

Consolidated Quarterly data MSEK	Jan - March 2002	Jan - March 2001	Oct - Dec 2001	Oct - Dec 2000	July - Sept 2001	July - Sept 2000	April - June 2001	April - June 2000
Net sales	**832**	810	779	828	805	753	851	790
Operating expenses	**- 635**	- 630	- 765	- 615	- 643	- 577	- 668	- 577
Depreciation	**- 62**	- 50	- 49	- 45	- 53	- 42	- 53	- 39
Operating income	**135**	130	- 35	168	109	134	130	174
Income before tax	**123**	118	- 37	159	97	126	117	407
Net income	**87**	82	- 26	122	70	89	83	205
Operating margin, %	**16.2**	16.0	- 4.5	20.3	13.5	17.8	15.3	22.0
Key indicators								
Earnings per share, SEK	**2.50**	2.40	- 0.80	3.50	2.00	2.50	2.40	5.50
Equity, SEK/share	**52.80**	51.50	50.50	51.10	51.50	47.80	49.60	46.10
Number of shares, 1000's	**34,502**	34,527	34,502	35,198	34,527	35,198	34,527	35,635
Number of shares, average 1000's	**34,502**	34,862	34,515	35,198	34,527	35,417	34,527	36,943

Consolidated Cash Flow analysis, MSEK	2002 Jan - March	2001 Jan - March
Cash flow before change in working capital	**149**	133
Change in working capital	**- 90**	- 123
Acquisitions	**-**	- 16
Disposals	**-**	-
Net investments	**- 32**	- 286
Change in long-term receivables, provisions and liabilities	**- 3**	20
Cash flow after investments	**24**	- 272
Buy back of own shares	**-**	- 116
Dividend	**-**	-
Change in financing	**- 13**	390
Translation difference and others	**- 8**	18
Change in liquid funds	**3**	20

Changes in shareholders' equity, MSEK	2002 Jan - March	2001 Jan - March
Balance brought forward	**1,744**	1,798
Net income	**87**	82
Buy back of own shares	**-**	- 116
Dividend	**-**	-
Translation difference	**- 8**	15
Balance carried forward	**1,823**	1,779
Return on shareholders' equity (rolling 12-months)	**11.9%**	22:0%

Höganäs

Höganäs AB (publ), 263 83 Höganäs, Sweden.
Tel +46 42 33 80 00 • Fax +46 42 33 83 60
www.hoganas.com